Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Disclaimer:
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.
Statement from Statoil’s worker directors
Title
Letter from the CEO
Introduction
This year has been somewhat different than many of us had expected, not least its conclusion, writes chief executive Helge Lund.
Text
Dear colleague
The time has come to reflect over the past year. This year, 2006, has been somewhat different from what many of us had expected, not least its conclusion.
We embark upon 2007 with the task of creating a new company comprising Statoil and Hydro’s oil and gas division. Together, we will be the world’s biggest offshore oil and gas company.
I will be using the Christmas and New Year break to look forward, not back. I am excited about building a new, Norwegian-rooted, world-class energy company together with you and our colleagues-to-be from Hydro. We belong to a privileged generation who can be part of creating this.
We have achieved a great deal in Statoil during 2006. Together, we have delivered results that have strengthened the company.
The NCS has delivered good results, but with ageing fields, we are faced with big future challenges. At the same time we are putting forward development plans worth NOK 40 billion, a clear indication of the possibilities that still exist in this offshore area.
We have acquired a fantastic deepwater platform through new acquisitions in the Gulf of Mexico and we have made progress in west and north Africa and the Caspian Sea. Downstream operations are more tightly integrated with the rest of the organisation and deliver ever better results.
And now the merger with Hydro’s oil and gas division. The reception in Norway as well as internationally has surpassed all my expectations. And what pleases me most of all is the attitude I sense characterising our own organisation: this was the right move!
Many will have questions and feel uncertain. Final negotiations have been rapid. A number of questions therefore remain currently unanswered. But I can promise you that we will place great emphasis on precise, timely and open information. During the course of the first weeks of January we will publish more information on how further planning will proceed. So keep an eye on Ticker.
I understand that some people will feel anxious. The natural reaction is: what will happen to me? For the vast majority of our 31,000 employees the answer is that this will not entail any great changes. The operational side of the business will continue and the support functions will be part of this.
But of course this will mean changes for some. We are in the process of moving from being a national to a global company. This involves a change in work processes. And in the same way that we merge onshore and offshore activities as integrated operations, so too must we do this between different geographic locations.
I hope the individual employee is able to picture in their minds the possibilities such a merger creates. With the strength we ourselves have built up and the experience and expertise Hydro’s employees will bring, we have the possibility to achieve more together than individually.
I thank you all for your efforts, knowing that I can expect continued input for progress towards new goals.
The challenge for 2007 is to drive Statoil’s operations forward, every day and every hour, profitably and safely. At the same time, we will begin the integration process of the new company.
Keep up the good work you do in Statoil and look forward to the tasks in the new company.
I wish each and every one of you the best season’s greetings and a happy and prosperous New Year.